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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                           AT&T CANADA, INC.
                               FORM 6-K
                          MONTH OF MARCH 2001


Filed with this Form 6-K are the following:

     - Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     - Class A Deposit Receipts Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as
           Exhibit 99.2 and is incorporated herein by reference.

     - Class A Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as
           Exhibit 99.3 and is incorporated herein by reference.

     - Class B Deposit Receipts Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as
           Exhibit 99.4 and is incorporated herein by reference.



EXHIBIT

99.1 - Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, dated March 19, 2001

99.2   - Class A Deposit Receipts Proxy

99.3   - Class A Voting Shares Proxy

99.4   - Class B Deposit Receipts Proxy



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AT&T CANADA INC.
                                        (Registrant)


Date:  March 26, 2001         By:   /s/ SCOTT EWART
                                 ----------------------------------------------
                              Name:  Scott Ewart
                              Title:    Senior Vice President, General Counsel,
                                        Secretary & Chief Privacy Officer



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                                 EXHIBIT INDEX


EXHIBIT                DESCRIPTION                         SEQUENTIAL PAGE NO.
-------                -----------                         -------------------
 99.1                  Notice of Annual and Special                  5
                       Meeting of Shareholders

 99.2                  Class A Deposit Receipts Proxy                25

 99.3                  Class A Voting Shares Proxy                   26

 99.4                  Class B Deposit Receipts Proxy                27